DarioHealth Corp.

322 W. 57th St. #33B

New York, New York 10019

August 5, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	DarioHealth Corp. (CIK: 0001533998)
Registration Statement No. 333-289126 on Form S-3 (the “Registration Statement”), as amended

Ladies and Gentlemen:

DarioHealth Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 7, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

DARIOHEALTH CORP.

By:	/s/ Chen Franco Yehuda
Chen Franco Yehuda, Chief Financial Officer